August 23, 2011
VIA FEDEX AND EDGAR

Re:	Regional Management Corp.
Registration Statement on Form S-1
File No. 333-174245
Christian Windsor, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Windsor:
          On behalf of Regional Management Corp. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.10 per share, marked to show changes from the Pre-Effective Amendment No. 3 (“Amendment No. 3”) filed on August 4, 2011. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain other information.
          In addition, we are providing the following responses to your comment letter, dated August 17, 2011, regarding Amendment No. 3. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in

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our responses refer to the page numbers of Amendment No. 4 unless otherwise specified. The responses and information described below are based upon information provided to us by the Company.
Form S-1/A filed August 4, 2011
Notes to Consolidated Financial Statements
Note 1- Nature of Business and Significant Accounting Policies
Loan Losses, page F-8
1.	We note your disclosure here and on page F-33 that the allowance consists of specific and general components and that the allocated component relates to loans that are considered impaired. Please revise to make it clear what the distinction is between the specific and general components (i.e., the specific component relates to bankrupt accounts considered impaired under ASC 310 and the general component relates to loans evaluated collectively for impairment) and expand the disclosures accordingly to provide a level of granularity necessary for the reader to understand this distinction. Please also ensure that other ancillary disclosures in the document on the allowance for loan losses incorporate these changes or is consistent with the revised presentation.
The Company has revised its disclosure on pages F-8, F-9, F-34 and F-35 of Amendment No. 4 to clarify that the allowance for loan losses consists of a specific component, which relates to impaired loans, and a general component, which relates to probable incurred losses related to loans outstanding other than impaired loans, which are collectively evaluated for impairment. A loan is considered impaired by the Company when it is 180 or more days contractually delinquent, at which time a full valuation allowance is established for such loans within the allowance for loan losses. In addition, loans that have been modified by bankruptcy proceedings are accounted for by the Company as troubled debt restructurings and are also considered impaired.
The unallocated component that had been included in Amendment No. 3 was a subset of the general component and related to an estimate of probable incurred losses that were not allocated to any specific portfolio segment. The Company has revised its disclosure on pages 40, 41, F-8, F-9, F-34 and F-35 of Amendment No. 4 to remove the unallocated component of the allowance for loan losses for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2011 and has reclassified those unallocated amounts to the allowance for the portfolio segments.
2.	We note your disclosure at the top of page F-9 and on page F-34 regarding the unallocated amount of the allowance. Please revise this disclosure to state, if true, that the unallocated amount is related to probable incurred losses related to

Securities and Exchange Commission	3	August 23, 2011
loans outstanding, excluding loans in bankruptcy that have not been charged-off or revise to fully explain if different.
As described above, the unallocated amount had related to an estimate of probable incurred losses that were not allocated to any specific portfolio segment. The Company has revised its disclosure on pages 40, 41, F-8, F-9, F-34 and F-35 of Amendment No. 4 to remove the unallocated component of the allowance for loan losses for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2011 and has reclassified those unallocated amounts to the allowance for the portfolio segments.
3.	We note your disclosure at the top of page F-9 and on page F-34 regarding the factors that impact the unallocated allowance amount. Please revise to discuss how consideration of the listed factors lead you to believe it is probable that you have additional losses in your portfolio outside of what is recorded through your other loan loss methodologies and how you were able to estimate the related amounts appropriately.
As described above, the Company has revised its disclosure on pages 40, 41, F-8, F-9, F-34 and F-35 of Amendment No. 4 to remove the unallocated component of the allowance for loan losses for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2011 and has reclassified those unallocated amounts to the allowance for the portfolio segments. The Company advises the Staff that it believes that its current loan loss methodologies as described in Amendment No. 4 appropriately reflect the Company’s probable incurred losses in its portfolio.
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Securities and Exchange Commission	4	August 23, 2011
          Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Lesley Peng at 212-455-2202 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/  Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Matt McNair, Esq.
Sharon Blume
John Nolan

Regional Management Corp.
Thomas F. Fortin

White & Case LLP
Colin J. Diamond